SOUND CAVE TECHNOLOGY INC.

43 Cathy Jean Crescent

Toronto, Ontario M9V 4T2

May 12, 2022

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Jennifer Angelini

Dear Ms. Angelini:

Re:	Sound Cave Technology Inc.
Amendment No. 2 to Registration Statement on Form S-1 Filed May 5, 2022 File No. 333-263405

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Sound Cave Technology Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the acceleration, effective as of May 13, 2022 at 1 p.m. EDT, or at the earliest practicable date hereafter, of its above captioned Registration Statement on Form S-1 (the “Registration Statement”).

The Registrant hereby authorizes Byron Thomas, Esq. to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i)

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statements effective, it does not foreclose the Commission from taking any action with respect to the Registration Statements;

(ii)

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statements effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statements; and

(iii)

the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statements as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to our counsel, Byron Thomas.  If you have any questions with respect to this matter, please contact Mr. Thomas at (702) 747-3103.

Sincerely,

Sound Cave Technology Inc.

Per: /s/ Christopher Campbell

Christopher Campbell

President & C.E.O.